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                               July 5, 2023

       Morris Beyda
       Chief Financial Officer
       Edify Acquisition Corp.
       888 7th Avenue, Floor 29
       New York, NY 10106

                                                        Re: Edify Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 16, 2023
                                                            File No. 001-39899

       Dear Morris Beyda:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 16, 2023

       General

   1. Please revise to clarify the reasons for the Founder Share Amendment Proposal, including why the Company
believes that the amendment may aid the Company in retaining investors and meeting
continued listing requirements, and why the Company believes that it may be more
difficult to complete a business combination without the Founder Share
                                                        Amendment. Similarly,
please revise to clarify why significant requests for redemption in the event the Founder
Share Amendment Proposal is not approved may prevent the
                                                        Company from being able
to extend the time available to consummate a business
                                                        combination. We note
your related disclosures on page 30, and your disclosure on page
                                                        14 that in connection
with the Extension Amendment Proposal, public stockholders may elect to redeem all or
a portion of their public shares regardless of whether they vote for or against the Extension
Amendment Proposal. In addition, please identify any related conflicts of interest
of the Sponsor with respect to the Founder Share Amendment
                                                        Proposal.
 Morris Beyda
Edify Acquisition Corp.
July 5, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Laura Nicholson,
Special Counsel, at (202) 551-3584 with any questions.



                                                          Sincerely,
FirstName LastNameMorris Beyda
                                                          Division of
Corporation Finance
Comapany NameEdify Acquisition Corp.
                                                          Office of Energy &
Transportation
July 5, 2023 Page 2
cc:       Giovanni Caruso
FirstName LastName